FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 26TH, 2024

1.       DATE, TIME AND PLACE: April 26th, 2024, at 09:00 a.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Renan Bergmann; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Renan Bergmann, Marcelo Ribeiro Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, José Luiz Guttierrez, Luiz Augusto de Castro Neves, Márcia Nogueira de Mello, Rachel Maia and Philippe Alarcon.

4.       AGENDA: (i) Election of the Corporate Governance Secretary; (ii) Election of the Composition of the Advisory Committees of the Company's Board of Directors.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1 Election of the Corporate Governance Secretary: In accordance with the Company's Bylaws, the Members of the Company's Board of Directors resolved, unanimously and without reservations, to elect Ms. Aline Pacheco Pelucio as Corporate Governance Secretary of the Company's Board of Directors. Company.

5.2 Election of the Composition of the Advisory Committees of the Company's Board of Directors: The Members of the Company's Board of Directors resolved, unanimously and without reservations, to elect the composition of the Advisory Committees of the Company's Board of Directors as follows:

(a) Financial Committee: (i) Eleazar de Carvalho Filho, in the position of Coordinating Member; (ii) Christophe José Hidalgo; (iii) José Luiz Guttierrez; (iv) Márcia de Nogueira Mello; and (v) Philippe Alarcon;

(b) Management, People and Sustainability Committee: (i) Eleazar de Carvalho Filho, in the position of Coordinating Member; (ii) Luiz Augusto de Castro Neves; (iii) Marcelo Ribeiro Pimentel; and (iv) Rachel Maia;

(c) Audit Committee: (i) Christophe José Hidalgo, in the position of Coordinating Member; (ii) Fernando Dal-Ri Murcia; (iii) Gisélia da Silva; (iv) Luiz Augusto de Castro Neves; and (v) Rachel Maia; It is

(d) Strategy Committee: (i) Marcelo Ribeiro Pimentel, in the position of Coordinating Member; (ii) José Luiz Guttierrez; (iii) Márcia de Nogueira Mello; and (iv) Philippe Alarcon.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, April 26th, 2024. Chairman: Mr. Christophe José Hidalgo; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Renan Bergmann, Marcelo Ribeiro Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, José Luiz Guttierrez, Luiz Augusto de Castro Neves, Márcia Nogueira de Mello, Rachel Maia and Philippe Alarcon.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 8, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.